HUNNICO, INC.

Reviewed Financial Statements For The Period Ended June 30, 2018

September 26, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Hunnico, Inc.
Edmonds, WA

We have reviewed the accompanying financial statements of Hunnico, Inc. (a corporation), which comprise the balance sheet as of June 30, 2018, and the related statements of income and retained earnings and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
September 26, 2018

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

HUNNICO, INC
BALANCE SHEET
JUNE 30, 2018
_____


2018

ASSETS

CURRENT ASSETS		
Cash	$	700
TOTAL CURRENT ASSETS		700
TOTAL ASSETS		700

LIABILITIES AND SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY	
Common Stock (10,000,000 shares authorized; 9,000,000 issued;	900
$0.0001 par value)	-
Retained Earnings (Deficit)	(200)
TOTAL SHAREHOLDERS' EQUITY	700
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 700

INCOME STATEMENT
FOR THE PERIOD OF MARCH 1, 2018 THROUGH JUNE 30, 2018
_____

		2018
Operating Expense		
Legal & Professional	$	200
		200
Net Income from Operations		(200)
Net Income	$	(200)

HUNNICO, INC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF MARCH 1, 2018 THROUGH JUNE 30, 2018
_____

	<u>2018</u>
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ (200)
Net Cash Flows From Operating Activities	(200)
Cash Flows From Investing Activities	
Change in Intangible Assets	-
Net Cash Flows From Investing Activities	-
Cash Flows From Financing Activities	
Change in Common Stock	900
Net Cash Flows From Investing Activities	900
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	700
Cash at End of Period	$ 700

HUNNICO, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE PERIOD OF MARCH 1, 2018 THROUGH JUNE 30, 2018
————————

	2018
Starting Equity	$ -
Issuance of Stock	900
Net Income	(200)
Ending Equity	$ 700

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

HunniCo, Inc. ("The Company") is a corporation organized under the laws of the State of Washington. The Company plans to sell, market and distribute a portfolio of food, beverage and personal care products that feature pure honey as the centerpiece.

NOTE B- GOING CONCERN

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recognized a net operating loss for the period ending on June 30, 2018.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional financing in the form of debt and or equity to continue operations should it fall short in revenue. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through September 19, 2019 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery

has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2018 will remain subject to review by the Internal Revenue Service until 2022, respectively.

The Company is not subject to income tax filing requirements in the State of Washington.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 26, 2018, the date that the financial statements were available to be issued.